11017315

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail
Mail Processing
Section

FEB 28 2011

Washington, DC
106

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 066716

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WELLS FARGO FUNDS DISTRIBUTOR, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 MARKET STREET, 9th FLOOR
(No. and Street)

SAN FRANCISCO, CA 94105
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERDEM CIMEN (415) 947-1988
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

90 SOUTH SEVENTH ST., MINNEAPOLIS MN 55402-3900
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/8

3/19

OATH OR AFFIRMATION

I, ERDEM CIMEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WELLS FARGO FUNDS DISTRIBUTOR, LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER & TREASURER - WELLS FARGO FUNDS DISTRIBUTOR, LLC

Title

PLS. SEE ATTACHED -

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

State of California
County of San Francisco)

On 21st February, 2011 before me, Juliet V. Sudario, Notary Public
(insert name and title of the officer)

personally appeared A. Erdem Cimen,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ________________ **(Seal)**

JULIET V. SUDARIO
Commission # 1818415
Notary Public - California
San Francisco County
My Comm. Expires Oct 19, 2012

WELLS FARGO FUNDS DISTRIBUTOR, LLC

Table of Contents

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Board of Governors and Member
Wells Fargo Funds Distributor, LLC:

We have audited the accompanying statement of financial condition of Wells Fargo Funds Distributor, LLC (the Company), a wholly owned subsidiary of Wells Fargo Investment Group, Inc. whose ultimate parent is Wells Fargo & Company, as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Wells Fargo Funds Distributor, LLC as of December 31, 2010, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 24, 2011

WELLS FARGO FUNDS DISTRIBUTOR, LLC

Statement of Financial Condition

December 31, 2010

Assets	
Cash and cash equivalents	$ 23,222,270
Deferred sales commissions	2,947,951
Prepaid expenses	976,718
Due from affiliate	6,772,859
12b-1 and CDSC fee receivable	8,854,498
Fixed asset, net of accumulated depreciation of $3,181	1,591
Other receivables	27,908
Total assets	$ 42,803,795
Liabilities and Member's Equity	
Accounts payable	$ 3,103,049
Accrued compensation and related benefits	8,844,724
Commissions and distribution fees payable	3,938,231
Other accrued expenses	501,693
Total liabilities	16,387,697
Member's equity	26,416,098
Total liabilities and member's equity	$ 42,803,795

See accompanying notes to statement of financial condition.

(1) Organization and Nature of Operations

Wells Fargo Funds Distributor, LLC (WFFD) is a wholly owned subsidiary of Wells Fargo Investment Group, Inc. (WFIGI) whose ultimate parent is Wells Fargo & Company (WFC). WFFD is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA) and Municipal Securities Review Board (MSRB). As of December 31, 2010, WFFD's primary activity is the distribution of Wells Fargo Advantage Mutual Funds and the state of Wisconsin's Section 529 portfolios (the Funds), pursuant to a service agreement with Wells Fargo Funds Management (WFFM). In addition, WFFD distributed pre-merger Evergreen funds from January 1, 2010 until the fund mergers occurred in July 2010. WFFD was chartered and seeded with $23,501,000 by WFIGI on October 19, 2004, and commenced broker-dealer operations on April 11, 2005.

Wells Fargo Advantage Mutual Funds merged with Evergreen Mutual Funds in July 2010, unifying the families under the brand of Wells Fargo Advantage Funds. The merger following the close of business on July 9, 2010 was primarily for fixed-income and money market funds, and the merger following the close of business on July 16, 2010 was for the remaining funds, which included equity funds, asset allocation funds, and variable trust funds.

WFFD does not receive or hold customer funds or securities.

(2) Summary of Significant Accounting Policies

(a) Fair Value of Financial Instruments

In accordance with FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, WFFD categorizes its assets and liabilities that are accounted for at fair value in the statement of financial condition into a fair value hierarchy as defined by ASC 820. The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities. See note 6 for further information about the fair value hierarchy and WFFD's assets and liabilities that are accounted for at fair value.

(b) Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and money market fund investments.

(c) Fixed Asset

The fixed asset is stated at cost less accumulated depreciation. It is depreciated using the straight-line method over the five year estimated useful life of this fixed asset.

(d) Income Taxes

WFFD is a wholly owned limited liability company and does not file its own income tax returns. Instead, the results of WFFD's operations are included in the income tax returns of its parent. WFFD does not pay income taxes to its parent, WFIGI, does not have a tax sharing agreement with its parent, and management does not have the intention of changing these facts. Thus, WFFD has many attributes of a pass-through entity and income taxes are not presented in its financial statements. As described in FASB ASC 740, *Income Taxes*, due to the lack of a tax sharing agreement, provisions associated with uncertain tax positions are not applicable.

(e) Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from such estimates.

(3) Related-party Transactions

In the ordinary course of business, WFFD enters into material transactions with other affiliates of WFC. These transactions could be charges or reimbursements to WFFD and include costs incurred for employee benefit programs sponsored by WFC (note 5) and other operating expenses allocated by affiliates.

(4) Net Capital Requirements

WFFD is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), and was required to maintain minimum net capital of $1,092,514 as of December 31, 2010. At December 31, 2010, WFFD had net capital of $6,370,128 which was $5,277,614 in excess of the minimum required. WFFD's net capital ratio (ratio of aggregate indebtedness to net capital) was 257% at December 31, 2010.

WFFD is exempt from Rule 15c3-3 under subsection (k)(2)(i). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(5) Employee Benefits

WFFD participates in certain employee benefit plans sponsored by WFC. The costs associated with WFFD employees are allocated to WFFD.

WFFD's employees are eligible for benefits under WFC's defined contribution 401(k) Plan. Under the 401(k) Plan, each eligible employee may contribute up to 25% of their pretax certified compensation, although there may be a lower limit for certain highly compensated employees in order to maintain the qualified status of the 401(k) Plan. Eligible employees who complete one year of service are eligible for matching company contributions, which are generally a dollar for dollar match up to 6% of an employee's certified compensation. The matching contributions generally vest over four years.

WFFD also participates in WFC's noncontributory qualified defined benefit retirement plans that cover substantially all employees.

Certain WFFD employees participate in various WFC stock-based employee compensation plans which provide for awards of incentive and nonqualified stock options, stock appreciation rights, restricted shares, restricted share rights, performance awards and stock awards without restrictions. Options must have an exercise price at or above fair market value (as defined in the plans) of the stock at the date of grant and a term of no more that 10 years. Effective January 1, 2006, WFFD adopted FASB ASC 718 (revised 2004), *Compensation –Stock Compensation*, which requires companies to measure the cost of employee services

received in exchange for an award of equity instruments, such as stock options or restricted stock, based on the fair value of the award on the grant date. The cost must be recognized over the vesting period of the award.

(6) Fair Value of Assets and Liabilities

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and expands disclosures about fair value measurements.

Money market fund investments are recorded at fair value on a recurring basis.

In accordance with ASC 820, WFFD groups its financial assets and financial liabilities measured at fair value in three levels, based on markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect WFFD's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models, and similar techniques.

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2010, are as follows:

Description	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 23,222,270	23,222,270	—	—

(7) Subsequent Event Disclosure

We have evaluated the effects of subsequent events that have occurred subsequent to period end December 31, 2010 and through February 24, 2011, which is the date we issued our statement of financial condition. During this period, there have been no material events that would require recognition in our 2010 statement of financial condition or disclosure in the notes to the statement of financial condition.

KPMG

WELLS FARGO FUNDS DISTRIBUTOR, LLC

Statement of Financial Condition

December 31, 2010

[With Report of Independent Registered Public Accounting Firm Thereon]